SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8615 JKEAN@SIDLEY.COM

November 29, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco, Division of Investment Management

Re:	Popular Total Return Fund, Inc. (1933 Act File No. 333-259161 / 1940 Act File No. 811-23695)

Dear Mr. Bellacicco:

On behalf of Popular Total Return Fund, Inc. (the “Fund”), below please find our responses to comments (the “Comments”) received from you on May 25, 2021 on the Fund’s draft registration statement on Form N-1A (the “Registration Statement”), as well as comments provided with respect to the Puerto Rico Short-Term Investment Fund, Inc. and Popular High Grade Fixed-Income Fund, Inc. that you requested we incorporate herein. The Registration Statement was submitted via email to the Securities and Exchange Commission (the “Commission”) on April 2, 2021 and contained a Prospectus relating to the issuance of shares (the “Shares”) of the Fund, as well as a Statement of Additional Information relating to the Fund.

We have discussed your Comments with representatives of the Fund. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) concurrently with a filing of the Registration Statement, including exhibits (the “Filing”), which Filing reflects our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

GENERAL

1.	Comment: Please supplementally explain to the staff whether the Fund intends to apply for any exemptive or no action relief.

Response: We confirm that the Fund does not presently intend to apply for any exemptive or no action relief.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

2.

Comment: Please confirm to us that the Fund will stop selling Shares upon the filing of the N-8A until the staff accelerates the effectiveness of the registration statement under the Securities Act of 1933 (the “1933 Act”).

Response: We confirm that the Fund will stop selling Shares upon the filing of the N-8A until the staff accelerates the effectiveness of the registration statement under the 1933 Act.

3.	Comment: Please confirm that the name of the Fund will remain the same upon registration.

Response: We confirm that the name of the Fund will remain the same upon registration.

Form N-1A Facing Sheet

4.	Comment: Please confirm that the boxes indicating that the Registration Statement is filed under the Investment Company Act and the 1933 Act will be marked.

Response: We confirm that the boxes indicating that the Registration Statement is filed under the Investment Company Act and the 1933 Act will be marked in a subsequent amendment to the Registration Statement.

Cover Page

5.	Comment: Please identify the “IRA Shares” as “Class IRA Shares” on the Cover Page and in the Fee Table in the Prospectus.

Response: “IRA Shares” are no longer listed as a share class in the Registration Statement.

PROSPECTUS

FEE TABLE AND EXPENSE EXAMPLE (PAGES 1-2)

6.

Comment: In footnote 2 to the Fee Table, there is disclosure that the “Fund may impose a 2.00% redemption fee on redemptions made within five business days after acquiring shares.” On page 26, in the Section entitled “Special Redemption Fees on Short Term Trading,” the disclosure states that the “Fund will impose a 2.0% redemption fee on redemptions made within five business days after acquiring Shares.” Please conform the disclosure to either state “may” or “will” so that the disclosure is consistent.

Response: We have conformed the disclosure as requested.

7.

Comment: After the Expense Example, there is a sentence that states that the “Example does not reflect sales charges (loads) on reinvested dividends and other distributions. If these sales charges (loads) were included, your costs would be higher.” If there are sales charges or loads charged on reinvested dividends or distributions, please add a line to the fee table showing these. If there are no such charges, consider deleting this sentence as unnecessary.

Response: We have deleted the referenced disclosure as requested.

PRINCIPAL INVESTMENT STRATEGIES OF THE FUND (PAGES 2-3)

8.

Comment: In the first paragraph, there is disclosure that under “normal conditions, the Fund will seek to meet its objective by investing at least 50%, but not more than 80%, of its assets in equity securities. The balance of the Fund’s assets will be invested in fixed-income securities and cash or cash equivalents. At least 20% of the Fund’s assets will be invested in debt securities issued, or otherwise secured, by Puerto Rico issuers or assets located in Puerto Rico (“Puerto Rico Assets”).” Please clarify which “assets” are being used for the percentages discussed in this paragraph and apply consistently throughout. It is unclear if the references are to “total” or “net” asset.

Response: The requested clarification has been made.

9.

Comment: In the same paragraph, there is a sentence stating that the balance of the Fund’s assets will be invested in fixed-income securities. The disclosure on page 11, under “Information on Debt Securities,” indicates that fixed-income securities may include: asset-backed securities, certificates of deposit, time deposits and bankers’ acceptances, floating and variable rate obligations, indexed securities, mortgage-backed securities, mortgage dollar roll transactions, repurchase agreements, reverse repurchase agreements and zero coupon obligations. If such investments will be part of the principal investment strategies include these items here and corresponding risks in the Summary Section.

Response: We have added the referenced investments to the Principal Investment Strategies in the Summary Section and we have also included corresponding risk factors as requested. Additionally, “floating and variable rate obligations” in the referenced disclosure has been revised to “inverse securities”.

10.	Comment: On the top of page 3, there is a reference to the Adviser. Please disclose the identity of the Adviser here.

Response: The requested disclosure has been added.

11.

Comment: In the second full paragraph on page 3, there is disclosure that states that under “normal market conditions, not less than 95% of the fixed-income securities in which the Fund will invest will be rated, at the time of purchase, within the four highest long-term or two highest short-term rating categories of at least one nationally recognized statistical rating organization.” Please disclose whether the fixed income ETFs referenced in the next paragraph will themselves invest in fixed income securities rated in the highest categories.

Response: The requested disclosure has been added.

PRINCIPAL RISKS OF INVESTING IN THE FUND (PAGES 3 –6)

12.

Comment: With respect to the disclosure in “IRA Accounts Risk.” The Staff notes that this disclosure does not discuss a risk that impacts the fund’s performance. Please move this discussion to other appropriate place in the registration statement.

Response: The referenced disclosure has been deleted.

13.

Comment: With respect to the disclosure in “Tax Risks.” Please revise the disclosure to more concisely address the tax risks here in Item 4 and include the more detailed tax disclosures in response to Item 11 as some of the disclosure here does not seem appropriate for risk disclosure.

Response: The Fund has revised the risk disclosure as requested.

14.

Comment: In the same risk factor, in the second paragraph, there is disclosure that the Fund “is barred from registering under the Puerto Rico Investment Companies Act.” Please explain why this disclosure is relevant.

Response: The referenced disclosure has been deleted.

PERFORMANCE INFORMATION (PAGE 6)

15.	Comment:

a.

If the Fund is including prior performance from the time when the Fund operated under the Puerto Rico Investment Companies Act, please disclose this here and note that the Fund was not subject to the same restrictions as U.S. registered investment companies.

Response: The above-mentioned disclosure has been included in the relevant section of the Filing, as requested.

b.

Will the Fund use its actual performance prior to registration under the 1940 Act or will it be adjusted for the Fund’s current expenses. If the latter, please explain supplementally how it will be adjusted.

Response: The Fund will include actual performance information for periods prior to its registration under the 1940 Act; such performance information will not be adjusted for the Fund’s current expenses.

INVESTMENT ADVISER (PAGE 6)

16.

Comment: In the last sentence, there is disclosure that the “Adviser may retain one or more sub-advisers to manage a portion of the Fund’s assets.” Please add “In the future,” to the beginning of this sentence.

Response: The requested disclosure has been added.

TAX INFORMATION (PAGE 7)

17.	Comment: Please disclose the treatment of fund distributions under federal income tax for qualifying investors.

Response: The requested disclosure has been added.

18.	Comment: If the Fund plans to use this for purposes of a Summary Prospectus, consider defining “Qualifying Investors” here.

Response: The referenced disclosure has been revised so as to provide appropriate clarity.

MORE INFORMATION ABOUT THE FUND - INVESTMENT PROCESS (PAGES 8-9)

19.	Comment: Please include a summarized discussion of the Investment Process Section in the Summary Prospectus’ Principal Investment Strategies of the Fund Section.

Response: The requested disclosure has been added to the Summary Section.

20.	Comment: In the paragraph before the table, in the second sentence, there is a reference to “correlation figures.” Please disclose what is meant by “correlation figures.”

Response: The requested disclosure has been added.

21.	Comment: The sentence before the Investment Strategies Section states that the “Investment Adviser will limit these deviations to a maximum of 15 percentage points above or below the target.”

a.	Please explain what actions the Fund will take when such deviations exceed the 15% limit (i.e., would the Fund rebalance? When would it do so (immediately or at a scheduled time)?)

Response: The requested disclosure has been added.

b.

The disclosure indicates that the Fund will limit deviations from the target to no greater than 15%. However the U.S. Large Cap - Equity weight in the Asset Category Table on the prior page is almost 20% above the Target Weight. Please reconcile this discrepancy.

Response: The disclosure has been revised to indicate that the Fund will allow deviations up to 20% above the Target Weight.

MORE INFORMATION ABOUT THE FUND - INVESTMENT STRATEGIES - INFORMATION ON EQUITY SECURITIES (PAGE 9)

22.

Comment: In the third paragraph, there is disclosure that states that the “Fund will attempt not to concentrate its investments of equity securities in any particular industry or group of industries and will attempt to diversify its holdings among as many different industries and market segments as deemed appropriate in light of conditions prevailing at any given time.” Please replace “will attempt not to” with “will not” as the Staff’s position is that the Fund cannot reserve freedom of action with respect to its concentration policies.

Response: The referenced disclosure has been revised as requested.

RISKS OF INVESTING IN THE FUND (PAGES 12–17)

23.

Comment: Please include more detailed disclosure that expands on the risk disclosure provided in response to Item 4. See Investment Management Guidance Update 2014–08 for guidance on the risk disclosure to be provided in response to Item 9.

Response: The risk disclosure has been revised to satisfy the requirements of Items 4 and 9 in accordance with the referenced Guidance.

24.

Comment: We note that “Call and Income Risk” is included as a sub-risk of “Debt Securities risk.” However, “Call and Income Risk” was not included as a sub-risk in the Summary Prospectus. Please include there if it is a Principal Risk.

Response: We have added “Call and Income Risk” as a sub-risk of “Debt Securities Risk” in the Summary Section.

25.	Comment: Note that Tax Risks appear in the principal risks in the Summary Section but not in the More Information Section. Please reconcile this discrepancy.

Response: The Fund has added Tax Risks to the More Information Section as well.

26.	Comment: If any of the risks listed here are non-principal risks, please flag them as such.

Response: The Fund has added a header for non-principal risks entitled: “Other Risks.”

27.

Comment: With respect to the risk factor entitled “Non-Publicly Traded and Illiquid Securities Risk,” in the second sentence that is disclosure that states that “the term “illiquid securities” means securities that cannot be disposed of within a reasonable period of time in the ordinary course of business at approximately the amount at which the Fund has valued the securities.” Please revise the disclosure to use the definition of “illiquid securities” under the securities laws, which is “a security that cannot be sold or disposed of in the ordinary course of business within seven calendar days at approximately the value ascribed to it by the fund.”

Response: The requested revision has been made.

28.

Comment: With respect to the risk factor entitled “Illiquid Investments Risk.” This risk factor seems redundant since the fund already has the risk factor for Non-Publicly Traded and Illiquid Securities Risk.

Response: The referenced risk factor has been deleted.

SHAREHOLDER INFORMATION – WHICH SHARE CLASS SHOULD I CHOOSE? (PAGES 18-20)

29.

Comment: In the final paragraph of the Section, there is disclosure that states that “information regarding the existing sales charge waivers and reductions … is available at [www.popular.com].” Please disclose that the website will contain the information required by Item 12(a)(5).

Response: The requested disclosure has been added.

30.	Comment: The Staff notes that a discussion of the Class IRA Shares is missing. Please include or explain why it is unnecessary.

Response: IRA Shares have been removed from the Registration Statement.

SHAREHOLDER INFORMATION – CLASS A SHARES – SALES CHARGES AND WAIVERS/REDUCTIONS – RIGHT OF ACCUMULATION (PAGES 23)

31.

Comment: The disclosure states that a “purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge.” Please explain what is meant by “sufficient information.” See Item 12(a)(4)(i).

Response: The Registrant respectfully submits that the disclosure in the prior and subsequent paragraphs explain what type of information the shareholder must provide.

SHAREHOLDER INFORMATION – REDEMPTION OF SHARES (PAGE 25)

32.	Comment: Please disclose the methods the Fund typically expects to use to meet redemption requests as required by Item 11(c)(8) of Form N-1A.

Response: The disclosure has been revised to include the methods that the Fund typically expects to use to meet redemption requests, as required by Item 11(c)(8) of Form N-1A.

SHAREHOLDER INFORMATION – REDEMPTION OF SHARES – MARKET TIMING (PAGE 25)

33.	Comment: Please provide the information required in response to Item 11(e) regarding frequent trading of Fund Shares.

Response: The referenced disclosure has been included in the Filing.

MANAGEMENT OF THE FUND – DISTRIBUTION (PAGES 27-28)

34.

Comment: With respect to the disclosure regarding the Fund’s distribution fee - please disclose that because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment. See Item 12(b)(2) of Form N-1A.

Response: The referenced disclosure has been included in the Filing.

MANAGEMENT OF THE FUND – CONFLICTS OF INTEREST – TRANSACTIONS WITH AFFILIATES (PAGE 28)

35.	Comment: Please explain to the Staff the basis for engaging in affiliated transactions (e.g., exemptive order).

Response: The referenced disclosure has been deleted.

MANAGEMENT OF THE FUND – VALUATION OF SHARES (PAGES 29-30)

36.	Comment: Please note that the two last paragraphs of this Section seem to repeat the same first sentence.

Response: The first of the last two paragraphs has been deleted.

37.	Comment: With respect to these same two paragraphs. These two paragraphs seem a bit inconsistent because the paragraph on page 30 mentions a Valuation Committee while the prior paragraph does not.

Response: The first of the last two paragraphs has been deleted.

TAXATION (PAGE 31)

38.

Comment: If the Fund has received an opinion from Puerto Rico counsel about its tax status, please include as an exhibit as required by Rule 436(a). If it has not received an opinion, please explain why one is not necessary.

Response: The Fund has received the necessary tax advice in connection with the offering, and on that basis and in light of the nature of the Fund’s offering of securities respectfully submits that a tax opinion is not required with respect to the Filing.

GENERAL INFORMATION – ADDITIONAL INFORMATION RELATING TO ANNUAL REPORTS OF THE FUND (PAGE 39)

39.	Comment: Please add references to semi-annual reports in this section as well.

Response: The Fund has added references to the semi-annual reports in the referenced section.

GENERAL INFORMATION – STATEMENT OF ADDITIONAL INFORMATION (PAGE 40)

40.	Comment: If the Fund is incorporating the Statement of Additional Information by reference, please state so.

Response: A discussion of the incorporation by reference of the Statement of Additional Information has been included in the above-mentioned section of the Filing.

41.	Comment: Please include the Fund’s 811 number as required by Item 1(b)(4) of Form N-1A.

Response: The Fund’s 811 number has been included in the above-mentioned section of the Filing.

STATEMENT OF ADDITIONAL INFORMATION

HISTORY OF THE FUNDS (PAGE I-1)

42.

Comment: For each of the Popular Funds, there is disclosure regarding the amount of authorized Shares. Please explain to the Staff what actions each of the Popular Funds plan to take if it approaches or reaches its limit. For example, will the Fund close or seek additional shares to be authorized, or will the Fund take advantage of U.S. mutual funds’ ability to issue an unlimited number of shares?

Response: Each of the Popular Funds is currently well below its limit of authorized shares (currently 99% or more below the limits). In the unlikely event that a Fund does reach its authorized share limit, the Fund would likely close to new investors.

INVESTMENT RESTRICTIONS (PAGES I-1 - I-2)

43.	Comment: In Investment Restriction 1, the disclosure states “Concentrate its investments in a particular industry . . .” Please add “or group of industries.”

Response: The referenced disclosure has been added as requested.

INVESTMENT RESTRICTIONS - NOTATIONS REGARDING THE FUNDS’ FUNDAMENTAL INVESTMENT RESTRICTIONS (PAGES I-2 – I-3)

44.

Comment: In the fifth line of the Second paragraph, the disclosure (relating to the concentration policy) states that the “policy also will be interpreted to permit investment without limit in the following: … securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.” Please add “tax-exempt” before “securities of state.”

Response: The referenced disclosure has been added as requested.

45.

Comment: With respect to the Fund’s concentration policy in Investment Restriction 1, please supplementally confirm that the Fund will look through private activity municipal debt whose principal and interest payments are derived principally from assets and revenues of non-government entities in order to determine the industry in which the investment should be allocated for purposes of the Fund’s concentration policy.

Response: We supplementally confirm that the Fund will look through private activity municipal debt whose principal and interest payments are derived principally from assets and revenues of non-government entities in order to determine the industry in which the investment should be allocated for purposes of the Fund’s concentration policy.

46.	Comment: In the second full paragraph on page I-3, there is disclosure relating to diversified funds. Please consider removing the reference to diversified funds since the Funds are non-diversified.

Response: The disclosure relating to diversified funds has been deleted.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS (PAGES I-18 – I-23)

47.

Comment: Please disclose the extent of the Board’s role in the risk oversight of the Fund, such as how the Board administers its oversight function and the effect that this has on the Board’s leadership structure as required by Item 17(b)(1) of Form N-1A.

Response: The above-mentioned disclosure has been included in the Filing, as requested.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – COMMITTEES OF THE BOARDS OF DIRECTORS (PAGE I-19)

48.	Comment: In the last sentence of the first paragraph there is a reference to 4 standing Committees but the disclosure only lists three Committees.

Response: The above-mentioned disclosure has been revised, as requested.

49.	Comment: Please state the number of committee meetings held during the last fiscal year.

Response: The above-mentioned disclosure has been added, as requested.

50.	Comment: With respect to the disclosure regarding Governance and Nominating Committee, please add the disclosure required by Item 17(b)(2)(iv).

Response: The referenced disclosure regarding the Governance and Nominating Committee has been deleted as the Fund does not have a Governance and Nominating Committee.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – BIOGRAPHICAL INFORMATION OF DIRECTORS AND OFFICERS (PAGES I-19 – I-21)

51.	Comment: With respect to the biographical information table, please include year of birth and length of service information in the appropriate places in the table.

Response: The referenced disclosure has been added, as requested.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – COMPENSATION OF DIRECTORS (PAGE I-22)

52.

Comment: We note that Form N-1A requires director compensation to be disclosed for a Fund’s fiscal year end, but the second paragraph states that the total compensation paid to the directors by all investment companies advised by the Adviser is for the calendar year ended December 31, 2020.

Response: As discussed on the call, the aggregate compensation for the Popular Family of Funds are disclosed as of the calendar year end since the Funds have different fiscal year ends.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – INDEMNIFICATION OF DIRECTORS (PAGES I-22 – I-23)

53.

Comment: Please add disclosure that the indemnification of Directors is limited by Section 17(h) under the 1940 Act and that Directors would not be protected from liability to the Funds or to their shareholders to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties as Directors.

Response: The requested disclosure has been added.

INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS – CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES (PAGE I-23).

54.

Comment: The disclosure states that ownership information is not provided since the Funds have not yet commenced operations. Since the Funds have in fact been operating prior to their registration under the 1940 Act, please provide this information.

Response: The requested disclosure has been added.

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – INVESTMENT ADVISORY AGREEMENT

55.	Comment: Please confirm that the Investment Advisory Agreement will conform with Section 15 of the 1940 Act.

Response: We supplementally confirm that the Investment Advisory Agreement will conform with Section 15 of the 1940 Act.

56.

Comment: In the table showing advisory fees paid, waived and reimbursed, in the table for the Total Return Fund, in the column for Fees Waived by the Adviser for the Fiscal Year Ended March 31, 2021, the table has “N/A.” Please revise.

Response: The Fund has revised “N/A” in the referenced column to “$0.00.”

MANAGEMENT, ADVISORY AND OTHER SERVICE ARRANGEMENTS – DISTRIBUTOR (PAGE I-30)

57.	Comment: Please include the information regarding distribution of securities as required Items 25(a) and (b).

Response: The requested disclosure has been added.

PORTFOLIO TRANSACTIONS AND BROKERAGE

58.	Comment: (Brokerage Commissions Table).

a.

For each broker identified, state the percentage of the Fund’s aggregate commissions paid during the most recent fiscal year and the percentage of the Fund’s aggregate dollar amount of transactions involving payment of commissions effected through the broker during the most recent fiscal year.

Response: The requested disclosure has been added..

PORTFOLIO HOLDINGS DISCLOSURE POLICIES AND PROCEDURES

59.	Comment: Please provide the disclosure regarding portfolio holdings required by Item 16(f)(1)(i)-(iv), (vi) and (vii), and also the information required by Item 16(f)(2).

Response: Disclosure regarding portfolio holdings has been included in the Filing, as requested.

CODE OF ETHICS

60.	Comment: Please disclose whether the principle underwriter has a code of ethics as required by Item 17(e).

Response: The Filing includes disclosure regarding the Distributor’s adoption of a Code of Ethics.

ACCOUNTING COMMENTS (FOR ALL POPULAR FUNDS)

61.

Comment: Please disclose that the Funds do not intend to qualify as a RIC under Subchapter M of the Internal Revenue Code and expand upon the tax consequences to non-residents of Puerto Rico that purchase securities offered by the Funds. Also prominently disclose that shareholders that are not residents of Puerto Rico may have adverse tax consequences for US federal income tax purposes.

Response: The Filing includes disclosure that the Fund does not intend to qualify as a RIC under Subchapter M of the Internal Revenue Code. The Amended Registration Statement includes additional disclosure regarding the tax consequences to non-residents of Puerto Rico that purchase securities offered by the Fund, and that securityholders that are not residents of Puerto Rico may have adverse tax consequences for US federal income tax purposes.

62.	Comment: Please confirm the amounts in the Expense Examples. Staff is calculating consistently higher amounts for all of the examples.

Response: The Expense Examples have been revised to accurately reflect the Fund’s fees and expenses.

63.

Comments: For the two Funds (Income Plus and Total Return) that have Class C Shares, it appears that the One Year Expense Example - assuming that you redeem all of your Class C Shares does not incorporate the effect of the CDSC – please revise.

Response: The One Year Expense Examples for Class C Shares for the Income Plus Fund and Total Return Fund, assuming an investor redeems all of their shares, have been revised to incorporate the effect of the CDSC.

64.

Comment: Please explain supplementally how the Fund intends to present its financial statements, including statements of changes in net assets, and financial highlights, in the first N-CSR filed after the effective date of the Registration Statement (i.e., will the Fund carryover historical information from periods prior to when the Fund was registered under the Investment Company Act).

Response: The Fund intends to include, in its statements of changes in net assets and financial highlights, in the first N-CSR filed after the effective date of the Registration Statement (for the semi-annual period ended September 30, 2021), historical information for the year ended March 31, 2021, which was prior to when the Fund registered under the Investment Company Act and is the financial information included in the Registration Statement. Such presentation will prominently disclose that the information for the year ended March 31, 2021 was prepared prior to such registration, and may not have been prepared in accordance with the Investment Company Act and/or accounting standards that are typical for funds registered under such Act.

65.	Comment: Please confirm that the Fund will include an auditor’s consent in a subsequent amendment.

Response: The Fund will include an auditor’s consent in a subsequent filing of the Registration Statement.

66.	Comment: Please represent to us in correspondence that the Fund will not begin selling shares under the new Registration Statement until the Fund has net assets of at least $100,000.

Response: We confirm that the Fund will not begin selling shares under the new Registration Statement until the Fund has net assets of at least $100,000.

***

Please do not hesitate to contact the undersigned (212-839-8615) with any comments or questions you might have.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean